March 4, 2026

Kenneth Teck Chuan Tan
Chief Executive Officer
BeLive Holdings
26A Ann Siang Road
#03-00
Singapore 069706

       Re: BeLive Holdings
           Registration Statement on Form F-1
           Filed February 27, 2026
           File No. 333-293897
Dear Kenneth Teck Chuan Tan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Celia Velletri